United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
CLEARONE COMMUNICATIONS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
185060100
(CUSIP Number)
EDWARD DALLIN BAGLEY
EDWARD DALLIN BAGLEY
2350 OAKHILL DRIVE
SALT LAKE CITY,  Utah  84121
801-573-8227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 08, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  BAGLEY EDWARD D
  00-0000000

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  2,041,764

  Shared Voting Power

  126,166

  Sole Dispositive Power

  2,041,764

  Shared Dispositive Power

  126,166

  Aggregate Amount Beneficially Owned by Each Reporting Person

  2,167,930

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  24.2

  Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of ClearOne Communications, Inc., a Utah corporation (the “Company”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

Item 2. Identity and Background

  Name

  This statement is being filed by Edward Dallin Bagley.

  Residence or Business Address

  The principal place of business and the principal office of Mr. Bagley is located at 2350 Oakhill Drive, Salt Lake City, Utah 84121.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Mr. Bagley is principally self-employed as an investor and attorney.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last five years, Mr. Bagley has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, Mr. Bagley has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  Mr. Bagley is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In November 2008, Mr. Bagley entered into a stock purchase plan whereby a broker was engaged to purchase $200,000 of Company stock per month at a purchase price of not more than $5.00 per share. Subject to these parameters, the timing and execution of all purchases were made at the sole discretion of the broker and a copy of the plan was delivered to Company. Mr. Bagley provided no other instruction or guidance to broker with respect to any of the purchases. Mr. Bagley used personal funds to fund the purchase plan.

Item 4. Purpose of Transaction

Mr. Bagley acquired the Company securities as an investment. Mr. Bagley intends to continue to purchase Company securities under the terms of the stock purchase plan referenced in Item 3. Mr. Bagley does not have any other plans or proposals which relate to any of the items identified in Item 4 of the Instructions for Schedule 13D. Notwithstanding the foregoing, the Mr. Bagley will continue to review his investments in the Company and reserves the right to change his intentions with respect to any or all of such matters.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  As of May 28, 2009, Mr. Bagley beneficially owned 2,167,930 shares of the Company’s common stock, which constitutes approximately 24.2% of the outstanding common stock. Of these shares, Mr. Bagley owns 1,995,431 shares of record, owns options exercisable for 46,333 shares that are currently exercisable or become exercisable within the next sixty days, and is deemed to beneficially own 126,166 shares that are held of record by Mr. Bagley’s wife.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Mr. Bagley is deemed to have the sole power to vote and to dispose of 2,041,764 shares of common stock (includes the shares that may be acquired pursuant to the exercise of option that are referenced in paragraph (a) of this Item 5) held in his name.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Mr. Bagley has acquired the following shares under the stock purchase plan during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
03/31/2009 05/12/2009 05/15/2009 05/18/2009	10,000 54,000 35,000 11,000	$3.00 $2.50 $2.50 $2.50
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Mr. Bagley’s wife has the power to direct the receipt of dividends on and the proceeds of sales on 126,166 shares of common stock that she holds of record and that Mr. Bagley is also deemed to beneficially own. No other person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Mr. Bagley.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the stock purchase plan reference in Item 3 above, Mr. Bagley does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1 - Stock Purchase Plan

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2009
Date
/s/ E. Dallin Bagley
Signature
E. Dallin Bagley
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)